200 Berkeley Street Boston, Massachusetts 02116 (617) 572-9197 Email: jchoodlet@jhancock.com

James C. Hoodlet

Vice President and Chief Counsel

December 15, 2020

VIA EDGAR

Sonny Oh, Esq.

Division of Investment Management

Securities and Exchange Commission

Washington, D.C. 20549

RE:	John Hancock Life Insurance Company (U.S.A.):

John Hancock Life Insurance Company (U.S.A.) Separate Account A “Protection Variable Universal Life 2021” (“PVUL 2021”)

Initial Registration Statement filed on Form N-6 File Nos. 811-4834 and 333-248502

Dear Mr. Oh:

On behalf of the John Hancock Life Insurance Company (U.S.A.) (the “Company”) and John Hancock Life Insurance Company Separate Account A (“Registrant”), we are responding to your comments conveyed telephonically on December 14, 2020. We repeat in bold face type below each comment and set forth Registrants’ response thereto.

PROSPECTUS

Summary of Benefits and Risks

In “Policy Value Credit and Asset Credit” on page 5, please align the fifth sentence of the language in the prospectus with the disclosure below.

Response: The Registrant has made this requested revision to the prospectus, as reflected below.

“The Policy Value Credit and Asset Credit will be allocated automatically to each variable investment account and/or fixed account from which, and in the same proportion as, we are taking your Monthly Deductions.”

Sonny Oh, Esq.

Description of Separate Account A

Replace the last sentence in the second paragraph with the following:

Any obligations (including under any fixed account investment options), guarantees, or benefits are subject to the claims paying ability of John Hancock USA.

Response: The Registrant has made this requested revision.

Description of charges at the policy level

For the Advance Contribution Charge and other charges, please review the disclosure and revise, as may be necessary.

Response: We have revised the first paragraph under “Deductions from policy value,” as follows:

“Except for the asset-based risk charge which is deducted from your policy value allocated to variable investment accounts, unless we agree otherwise or you do not have sufficient funds in any fixed account or variable investment accounts, we deduct all of the monthly deductions described below, from your policy’s fixed account and variable investment accounts in the same proportion to the amount of policy value you have in each of the variable investment accounts and any fixed account.”

Method of Deduction

Delete this section as it is duplicative.

Response: The Registrant has made this requested revision.

PART C

Please confirm that Exhibit 26(k) will be included in the pre-effective amendment.

Response: The Registrant confirms they will include Exhibit 26(k) Opinion and consent of counsel regarding the legality of the securities being registered, with its pre-effective amendment.

Please include the appropriate powers of attorney with your CORRESP fling.

Response: The Registrant has included the POAs, as attachments hereto.

Please file a separate CORRESP filing to request acceleration of effectiveness.

Response: On December 15, 2020, the Registrant will submit letter, via separate CORRESP filing, to request acceleration of effectiveness of its pre-effective amendment to December 17, 2020.

Sonny Oh, Esq.

The Registrant notes that the enclosed prospectus reflects a reduction in the Administrative Charge from $20.00 per month to $15.00 per month.

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Sincerely,

/s/James C. Hoodlet

Vice President and Chief Counsel